

March 28, 2006

By facsimile (206) 392-5807 and U.S. Mail

William S. Ayer
Chairman and Chief Executive Officer
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, Washington 98168

> **RE: Alaska Air Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-08957**
> **Filed March 17, 2005**

Dear Mr. Ayer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Notice of Annual Meeting of Stockholders

1. Please identify the six stockholder proposals.

What are Broker non-votes?

2. Please expand your disclosure to briefly explain why the election is not "contested" for purposes of NYSE Rule 452.

Proposal 4, Simple Majority Vote, page 43

3. Please revise your disclosure here, and elsewhere as appropriate, to delete the statement that you "accept no responsibility" for the proposals you are listing. While you may advise security holders that you are not the author of the proposal, you may not disclaim responsibility for disclosure appearing in your document.

4. The shareholder proposal requests that a "simple majority vote apply to the greatest extent possible." Management's response indicates that, by board resolution, the bylaws may be amended by a majority vote of stockholders and that the company's second proposal eliminates the 80% vote requirement. Please expand your disclosure to indicate whether, assuming your second proposal is approved, any other events or actions would require more than a simple majority vote.

Proposal 6, Majority Vote Standard for the Election of Directors, page 47

5. Please expand your disclosure to explain in greater detail why you believe the proposal is "unnecessary." In that regard, we note the shareholder proposal does not limit the majority vote requirement to uncontested elections. Further, please clarify how the bylaws define uncontested.

Participants in the Solicitation, page 55

6. Please revise your disclosure to delete the ambiguous "may be deemed to be a 'Participant'" language. Instead, explicitly identify all participants in the solicitation. Alaska Air's directors, for example, are plainly defined as participants under Instruction 3(a)(ii) of Item 4 to Schedule 14A.

Closing Comments

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

▪ the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and Acquisitions